Filed by Securitize Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners II, Inc.

Commission File No. 001-42630

Subject Company: Securitize, Inc.

Commission File No. 333-293022-01

Date: April 23, 2026

As previously disclosed, on October 27, 2025, Cantor Equity Partners II, Inc. (“CEPT”), a Cayman Islands exempted company, and Securitize, Inc., a Delaware corporation (“Securitize”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with Securitize Holdings, Inc., a Delaware corporation (“Pubco”), Pinecrest Merger Sub, a Cayman Islands exempted company (“CEPT Merger Sub”) and Senna Merger Sub, Inc., a Delaware corporation (“Securitize Merger Sub”).

On April 22, 2026, Securitize published the following press release on PRNewswire and Securitize.io:

Securitize Fund Services and Upshift Partner to Deliver Institutional-Grade Reporting for Onchain Vaults

Applies institutional fund administration, independent reporting, allocation tracking, and performance transparency, to onchain vaults

Miami, FL – Securitize Fund Services (SFS), part of Securitize (which has announced a proposed business combination with Cantor Equity Partners II, Inc. (Nasdaq: CEPT)), a leading digital asset fund administrator across 700+ funds, today announced a partnership with Upshift, an institutional-grade onchain yield platform to deliver independent, audit-ready reporting infrastructure for onchain vaults.

This partnership represents the first application of institutional fund administration tools and expertise: independent reporting, allocation tracking, and performance transparency to onchain vaults. Securitize Fund Services will provide Upshift’s curators and depositors with independent performance reporting, investor-level allocation transparency, and full reconciliation of complex onchain and protocol-level activity, delivering audit- and tax-ready data.

The initiative extends Securitize’s Vault Registrar architecture, which enables identity-bound, investor-specific vaults, by adding a fund administration layer that independently validates performance and ownership at the investor level.

“Onchain vaults are increasingly being used like funds, but they’ve operated without independent reporting or standardized reconciliation," said Mikhail Davidyan, Head of Fund Services at Securitize. “That’s a blocker for institutional capital. This partnership introduces a trusted third-party layer that delivers transparent performance, verified allocations, and audit- and tax-ready data, bringing vaults in line with how professional investors evaluate and deploy capital.”

“Curated vaults have become one of the primary ways capital is deployed onchain, but the transparency and reporting infrastructure hasn't fully reached institutional-grade to allow for regulated, publicly traded companies to join that shift,” said Aya Kantarovich, Co-founder at Upshift. “By working with Securitize Fund Services, we’re giving allocators the independent reporting, visibility, and operational confidence they need to comply with reporting requirements, without compromising the efficiency and composability that make vaults powerful.”

For more information about vault institutional-grade vault reporting, please visit: https://securitize.io/digital-asset-reporting

Media Inquiries

Securitize PR

press@securitize.io

Securitize IR

investor.relations@securitize.io

About Securitize

Securitize, the world’s leader in tokenizing real-world assets with $4B+ AUM (as of April 2026), is bringing the world onchain through tokenized funds in partnership with top-tier asset managers, such as Apollo, BlackRock, BNY, Hamilton Lane, KKR, VanEck and others.

In the U.S., Securitize operates through its affiliates, including Securitize Markets, LLC, an SEC-registered broker-dealer that operates an SEC-regulated Alternative Trading System (ATS); Securitize Transfer Agent, LLC, an SEC-registered transfer agent; Securitize Capital, LLC, an Exempt Reporting Adviser; and Securitize Fund Services, LLC, which provides fund administration services. In Europe, Securitize operates through its affiliate Securitize Europe Brokerage and Markets, S.A., which is fully authorized as an Investment Firm and operates a Trading & Settlement System (TSS) under the EU DLT Pilot Regime, making Securitize the only company licensed to operate regulated digital-securities infrastructure across both the U.S. and EU. Securitize has also been recognized as a 2026 Forbes Top 50 Fintech company.

For more information, please visit:

Website | X/Twitter | LinkedIn

About Securitize Fund Services

Securitize Fund Services is a leading digital asset fund administrator across 700+  private and listed funds. SFS provides full-service fund administration, portfolio accounting, investor relations, and crypto fund services. Learn more at securitize.io/fund-services and securitize.io/digital-asset-reporting.

About Upshift

Upshift is a leading multi-chain, multi-protocol vault provider that has been tapped by a number of wallets, exchanges and neobanks to launch custom vaults. Upshift is notably the core vault provider for Solana, Stellar and soon Ripple native, and reached $550M TVL at peak last year.

Professional curators use Upshift to launch products spanning DeFi and CeFi yield-generation, PayFi solutions, and RWA redemption facilities on 30+ chains. The infrastructure enforces TradFi-grade risk controls and accounting at the protocol, chain, and token levels. Upshift raised a $10M Series A led by Dragonfly in March 2025 and emerged from stealth in April 2025.

Learn more at upshift.finance.

Background Information on Securitize’s Business Combination

On October 28, 2025, Securitize, Inc. (“Securitize”) and Cantor Equity Partners II, Inc. (Nasdaq: CEPT) (“CEPT”), a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, announced that they entered into a definitive business combination agreement for a proposed business combination (the “Proposed Business Combination”). Upon closing of the Proposed Business Combination, the combined company, Securitize Holdings, Inc. (“Pubco”), is expected to become publicly listed on NYSE or Nasdaq under the ticker symbol “SECZ”.

The Proposed Business Combination is expected to be completed in the first half of 2026, subject to regulatory approvals, approval by CEPT’s shareholders, and other customary closing conditions. Additional information about the Proposed Business Combination, including a copy of the business combination agreement, is available in the Current Report on Form 8-K filed by CEPT, and in the registration statement on Form S-4 filed by Securitize and Pubco with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the proposed business combination involving Securitize, CEPT and Pubco, the anticipated listing of Pubco on NYSE or Nasdaq under the ticker symbol “SECZ,” the expected timing and completion of the Proposed Business Combination, the anticipated benefits of the Proposed Business Combination, Securitize’s growth strategy and expansion plans, market opportunity in tokenization and digital assets, regulatory developments, and future financial performance.

Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties.

Many factors could cause actual results to differ materially from those described in these forward-looking statements, including, but not limited to: the risk that the Proposed Business Combination may not be completed in a timely manner or at all; the failure to satisfy closing conditions, including CEPT shareholder approval; the level of redemptions by CEPT’s public shareholders; the ability of Pubco to meet the requisite NYSE or Nasdaq listing standards; regulatory developments relating to digital assets and tokenization; market volatility; competition; and those risks factors described in the filings of Securitize, CEPT and/or Pubco with the SEC.

Forward-looking statements speak only as of the date they are made. None of Securitize, CEPT or Pubco undertakes any obligation to update or revise any forward-looking statements, except as required by law.

Important Information and Where to Find It

In connection with the Proposed Business Combination, Securitize and Pubco have filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary prospectus with respect to the securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of CEPT to vote on the Proposed Business Combination. After the Registration Statement has been declared effective, CEPT will mail a definitive proxy statement to its shareholders as of the record date established for voting on the Proposed Business Combination. CEPT shareholders and other interested persons are urged to read the Registration Statement, including the preliminary proxy statement/prospectus contained therein and any amendments thereto, and, when available, the definitive proxy statement/prospectus, along with other documents filed with the SEC by Securitize, CEPT and/or Pubco, because these documents contain important information about Securitize, CEPT, Pubco and the Proposed Business Combination. Copies of these documents may be obtained free of charge at the SEC’s website at www.sec.gov.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Securitize, CEPT, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEPT’s shareholders in connection with the Proposed Business Combination. Information regarding the names and interests of such persons is, or will be, contained in the filings of Securitize, CEPT and/or Pubco with the SEC, including the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination, nor shall it constitute an offer to sell or a solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

***

About Securitize

Securitize is tokenizing the world with $4B+ AUM (as of Nov. 2025) through tokenized funds and equities in partnership with top-tier asset managers, such as Apollo, BlackRock, Hamilton Lane, KKR, VanEck and others. Securitize, through its subsidiaries, is a SEC-registered broker dealer, digital transfer agent, fund administrator and operator of a SEC-regulated Alternative Trading System (ATS). Securitize has also been recognized as a 2025 Forbes Top 50 Fintech company.

For more information, please visit:

Website | X/Twitter | LinkedIn

About Cantor Equity Partners II

Cantor Equity Partners II, Inc. (Nasdaq: CEPT) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or other similar business combination with one or more businesses or entities. CEPT is led by Chairman and Chief Executive Officer Brandon Lutnick and sponsored by an affiliate of Cantor Fitzgerald.

About Cantor Fitzgerald, L.P.

Cantor Fitzgerald, with more than 14,000 employees, is a leading global financial services and real estate services holding company and a proven and resilient leader for more than 79 years. Its diverse group of global companies provides a wide range of products and services, including investment banking, asset and investment management, capital markets, prime services, research, digital assets, data, financial and commodities brokerage, trade execution, clearing, settlement, advisory, financial technology, custodial, commercial real estate advisory and servicing, and more.

Background Information on Securitize’s Business Combination

On October 28, 2025, Securitize, Inc. (“Securitize”) and Cantor Equity Partners II, Inc. (Nasdaq: CEPT) (“CEPT”), a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, announced that they entered into a definitive business combination agreement for a proposed business combination (the “Proposed Business Combination”). Upon closing of the Proposed Business Combination, the combined company, Securitize Holdings, Inc. (“Pubco”), is expected to become publicly listed on NYSE or Nasdaq under the ticker symbol “SECZ”.

The Proposed Business Combination is expected to be completed in the first half of 2026, subject to regulatory approvals, approval by CEPT’s shareholders, and other customary closing conditions. Additional information about the Proposed Business Combination, including a copy of the business combination agreement, is available in the Current Report on Form 8-K filed by CEPT, and in the registration statement on Form S-4 filed by Securitize and Pubco with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the proposed business combination involving Securitize, CEPT and Pubco, the anticipated listing of Pubco on NYSE or Nasdaq under the ticker symbol “SECZ,” the expected timing and completion of the Proposed Business Combination, the anticipated benefits of the Proposed Business Combination, Securitize’s growth strategy and expansion plans, market opportunity in tokenization and digital assets, regulatory developments, and future financial performance.

Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties.

Many factors could cause actual results to differ materially from those described in these forward-looking statements, including, but not limited to: the risk that the Proposed Business Combination may not be completed in a timely manner or at all; the failure to satisfy closing conditions, including CEPT shareholder approval; the level of redemptions by CEPT’s public shareholders; the ability of Pubco to meet the requisite NYSE or Nasdaq listing standards; regulatory developments relating to digital assets and tokenization; market volatility; competition; and those risks factors described in the filings of Securitize, CEPT and/or Pubco with the SEC.

Forward-looking statements speak only as of the date they are made. None of Securitize, CEPT or Pubco undertakes any obligation to update or revise any forward-looking statements, except as required by law.

Important Information and Where to Find It

In connection with the Proposed Business Combination, Securitize and Pubco have filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary prospectus with respect to the securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of CEPT to vote on the Proposed Business Combination. After the Registration Statement has been declared effective, CEPT will mail a definitive proxy statement to its shareholders as of the record date established for voting on the Proposed Business Combination. CEPT shareholders and other interested persons are urged to read the Registration Statement, including the preliminary proxy statement/prospectus contained therein and any amendments thereto, and, when available, the definitive proxy statement/prospectus, along with other documents filed with the SEC by Securitize, CEPT and/or Pubco, because these documents contain important information about Securitize, CEPT, Pubco and the Proposed Business Combination. Copies of these documents may be obtained free of charge at the SEC’s website at www.sec.gov.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Securitize, CEPT, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEPT’s shareholders in connection with the Proposed Business Combination. Information regarding the names and interests of such persons is, or will be, contained in the filings of Securitize, CEPT and/or Pubco with the SEC, including the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination, nor shall it constitute an offer to sell or a solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations
investor.relations@securitize.io

Media Contacts

Tom Murphy
tom.murphy@securitize.io

Cantor Fitzgerald
media@cantor.com